1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 3, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 August 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: Lin 2013-044

Aluminum Corporation of China Limited* (the "Company")
Announcement on New Accounting Policies and Accounting Estimation

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	SUMMARY OF THE NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATION

On 23 January 2013, the Company acquired 70.82% equity interest in Ningxia Electric Power Group Co., Ltd.* () (now renamed as Chalco Ningxia Energy Group Limited* ()), which has been included into the scope of the consolidated statements of the Company. An energy segment was also added in the business segments of the Company. Therefore, the 2013 interim report added certain presentation of accounting policies and accounting estimation for the energy segment, including:

1.

Difference between the presentation in 2013 interim report and 2012 annual report: (1) depreciable lives of fixed assets; (2) amortization of mining rights for intangible assets; (3) safety production expenses.

In particular (each order number shown below is consistent with the interim report):

(13)	Fixed assets

(b)	Depreciation method of fixed assets

The estimated useful life, net residual rate and the annual depreciation rate are set out as follows:

As presented in the 2012 annual report:

	Estimated	Estimated net	Annual
	useful life	residual rate	depreciation rate

Buildings	10-45 years	5%	2.11% to 9.50%
Machinery	10-30 years	5%	3.17% to 9.50%
Transportation facilities	10 years	5%	9.50%
Office and other equipment	4-5 years	5%	19.00% to 23.75%

As presented in the 2013 interim report:

	Estimated	Estimated net	Annual
	useful life	residual rate	depreciation rate

Buildings	8-45 years	5%	2.11% to 11.88%
Machinery	3-30 years	5%	3.17% to 31.67%
Transportation facilities	6-10 years	5%	9.50% to 15.83%
Office and other equipment	3-10 years	5%	19.00% to 31.67%

(16)	Intangible assets

(b)	Mining rights and mineral exploration rights

As presented in the 2012 annual report:

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights and other direct costs. Amortisation is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. As for mining rights, the estimated useful lives are represented by the expiration date in the mining certificate range from 3 to 30 years. Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

As presented in the 2013 interim report:

The Group's mining rights include coal, bauxite and other mining rights.

Mining rights are initially recorded at cost which include payments of consideration for extraction rights and other direct costs.

Amortisation of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. As for mining rights, estimated useful lives are represented by the expiration date in the mining certificate ranging from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis according to the proven and probable coal reserves.

Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

(28)	Safety production expenses

As presented in the 2012 annual report:

The safety production expenses accrued in accordance with the regulations are recorded in the relevant product cost or profit or loss of the current period and special reserve. The treatment for usage of the safety production expenses depends on whether the fixed assets are formed or not. When such safety production expenses are applied and related to revenue expenditures, specific reserve is directly offset. When fixed assets are incurred, they are included in construction in progress and transferred to fixed assets when the status of the assets is ready for intended use. They are then offset against specific reserve based on the amount included in fixed assets while corresponding amount is recognised in accumulated depreciation. Such fixed assets are no longer depreciated in subsequent periods.

As presented in the 2013 interim report:

(30)	Safety production expenses, repair and maintenance cost and other similar cost

The Group, according to the requirement of government authorities in PRC, accrues repair and maintenance cost, safety production cost and other similar cost to maintain the production in the mining area and as expenses for equipments overhaul, safety expenses for coal production and coal mining structure, safety expenses for transportation business and other relevant expenses. Such expenses are recorded in the relevant product cost or profit or loss of the current period and special reserve. The treatment for usage of the safety production expenses depends on whether fixed assets are formed or not. When such safety production expenses are applied and related to revenue expenditures, specific reserve is directly offset. When fixed assets are incurred, they are included in construction in progress and transferred to fixed assets when the related assets reach the expected use condition. They are then offset against specific reserve based on the amount included in fixed assets while corresponding amount is recognised in accumulated depreciation. Such fixed assets are not depreciated in subsequent periods.

2.

The newly added presentation in the 2013 interim report that was not contained in the 2012 annual report: (1) Exploration and evaluation expenditure; (2) mine rehabilitation provision; (3) coal reserve and resource estimates and units-of-production depreciation for mining rights in significant accounting estimation and judgment.

In particular (each order number shown below is consistent with the interim report):

(14)	Exploration and evaluation expenditure

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is written off as incurred. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment. When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(23)	Mine rehabilitation provision

Site restoration, decommissioning, environmental cleanups and other present obligations due to mining activities are recognized as estimated liabilities when it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(31)	Significant accounting estimation and judgment

(b)	Coal reserve and resource estimates

Coal reserves are estimates of the amount of coal that can be economically and legally extracted from the Group's mining properties. The Group estimates its coal reserves and mineral resources based on reserve reports compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the coal body, and this requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the coal body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provision for rehabilitation, recognition of deferred tax assets, and depreciation and amortisation charges.

(c)	Unit-of-production depreciation for mining rights

Estimated recoverable reserves are used in determining the amortisation of mining rights. This results in an amortisation charge are proportional to the depletion of the anticipated remaining life of mine production. Each item's life, which is assessed annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures.

II.	IMPACTS OF THE NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES ON THE COMPANY

The addition of accounting policies and accounting estimates to the interim report are events arising from the incorporation of Chalco Ningxia Energy Group Limited* into the consolidated statements of the Company and do not constitute a change in the accounting policy and accounting estimates. Hence, no retrospective adjustment is required, nor is the financial report of the Company affected.

III.	DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions Passed at the Fourth Meeting of the Fifth Session of the Board of Directors of Aluminum Corporation of China Limited*.

The Board of
Aluminum Corporation of China Limited*
30 August 2013

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary